SCHEDULE 14A INFORMATION
    Proxy Statement Pursuant to Section 14 (a) of
    the Securities Exchange Act of 1934 (Amendment No.)
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[x  ]    Soliciting Material Pursuant to Section 240.14a-11(c) or Section
	 240.14a-12

    CROGHAN BANCSHARES, INC.
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    (Name of Registrant as Specified in Its Charter)
    JARED E. DANZIGER   NATHAN G. DANZIGER   SAMUEL R. DANZIGER
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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IMPORTANT: THIS COMMUNICATION IS BEING SENT BEFORE SOLICITATION OF YOUR PROXY.
SHAREHOLDERS MAY OBTAIN THE PROXY REFERENCED HEREIN FROM EITHER THE PARTICIPANTS OR THE SECURITIES AND EXCHANGE COMMISSION WHEN IT BECOMES AVAILABLE. THIS PROXY CONTAINS ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THIS PROXY SOLICITIATION INCLUDING THEIR HOLDINGS OF CROGHAN SECURITIES AND BUSINESS INVOLVEMENTS WITH CROGHAN. SHAREHOLDERS SHOULD READ BOTH THE PROXY REFERENCED HERIN AS WELL AS THE PROXY STATEMENT OF THE
CROGHAN BOARD OF DIRECTORS PRIOR TO VOTING THEIR PROXY. THE PROXY STATEMENT
OF THE CROGHAN BOARD OF DIRECTORS WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON 3/29/01.THE CROGHAN BOARD OF DIRECTORS PROXY INFORMS
SHAREHOLDERS THAT A SHAREHOLDERS MEETING WILL BE HELD ON TUESDAY MAY 8, 2001
AT 1:00 PM. AT THE HAYES PRESIDENTIAL CENTER, SPIEGEL GROVE, 1337 HAYES
AVENUE, FREMONT, OHIO. PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEB-SITE AT WWW.SEC.GOV. WRITTEN REQUESTS FOR A FREE COPY OF THE PROXY FILED BY DANZIGER
ET AL. SHOULD BE ADRESSED TO NATHAN G. DANZIGER, 300 GARRISON STREET,
FREEMONT, OH. 43420.


    DANZIGER
    300 Garrison, Fremont, OH 43420
    419-332-4201


    March 8th, 2001

Dear Shareholders:

At this time it appears to us that for a $0.02 per share increase in their dividend per quarter each calendar year, which totals $0.24 per share during the last two years, shareholders will support the present
Directors while the market value of their shares disappears, to wit:

12/30/98    $28.75     Year End Last Sale Price   1,903,616 Shares Outstanding
12/29/99     24.25     Year End Last Sale Price   1,906,120 Shares Outstanding
12/29/00     19.25     Year End Last Sale Price   1,913,144 Shares Outstanding

This is an outrageous trade off of a $0.24 dividend increase for the disappearance of $9.50 per share in market value. As a matter of fact, almost everyone purchasing shares in 1997, 1998 and 1999 has lost market value.

We do not and will not support the present Directors. We, joined by Richard Osborne (a business owner and investor from Mentor, Ohio) are now running for Directorships. Can we make a difference? You bet, and if we ca not in three years we will be gone. We hope the other Directors will listen to us and if they do not we will tell each and every shareholder how the present Directors are holding back your shareholder value.

And what do we mean? According to FDIC reports the Return on Equity for Croghan has been for each of the last five years, at least 25% less than Old Fort Banking Company and for each of the last five years at least 50% less than First Citizens Banc Corp. in Sandusky. These are comparable banks in the local area and these figures were extracted from www.Plansmith.com


Your Directors have failed to point the way for management. We make that statement with a caveat that maybe we are wrong, but we doubt it. The 52-week low for Croghan (according to Yahoo*) was $13.125 on August 7, 2000, just days before Mr. Hite made his retirement announcement and thereafter has proceeded to rise to end the year at $19.25.


                                    Second Page of Two Pages
                                    March 8th, 2001

You will receive a formal proxy solicitation from us once the present Directors have announced the shareholder record date for the May 8, 2001 Annual Meeting. Feel free to telephone or write us at any time. We are an open book and we never hesitate to tell everyone to check the accuracy of everything we say, with their financial advisor. No one has yet told us we are wrong on the facts!

    Sincerely yours,

    Jared E. Danziger   212-750 5479    (113 shares)
    Nathan G. Danziger  419-473-2270    (2889 shares)
    Samuel R. Danziger  305-661-7211    (5789 shares)

In addition to the signers of this letter, participating in this proxy solicitation is Richard C. Osborne, who holds 13,800 shares.


*Yahoo! is not a participant in this proxy solicitation nor has it consented to the inclusion of this statistical information in this proxy solicitation.